UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41872

DDC Enterprise Limited

368 9th Ave, New York, NY 10001, USA

+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K (the “Report”), unless otherwise indicated, the term “Company,” “we,” and “our” refer to DDC Enterprise Limited.

First half of 2025 Unaudited Financial Results

On September 4, 2025, the Company issued a press release announcing its unaudited consolidated balance sheet as of June 30, 2025 and its unaudited consolidated statements of operations and comprehensive (loss)/income for the six months ended June 30, 2025. The press release is attached as Exhibit 99.1 and incorporated herein by this reference.

On September 3, 2025, the board of directors of the Company passed unanimous written resolution to approve the issuance and sale of 875,000 Class B Ordinary Shares to Norma Chu, the Company’s Chief Executive Officer and Chairwoman, at the par value of $0.016 per share, for a total purchase price of $14,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited

Date: September 4, 2025	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

Exhibits
Press Release Dated September 4, 2025	99.1